As filed with the Securities and Exchange Commission on March 22, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE CHILE FUND, INC.
(Name of Subject Company (issuer))
THE CHILE FUND, INC.
(Name of Filing Person (offeror))
COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
168834109
(CUSIP Number of Class of Securities)
Jennifer Nichols
The Chile Fund, Inc.
c/o Aberdeen Asset Management, Inc.
1735 Market Street 32nd Floor
Philadelphia, Pennsylvania 19103
(215) 405-5773
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Rose F. DiMartino
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule14d-1.

☒	issuer tender offer subject to Rule13e-4.

☐	going-private transaction subject to Rule13e-3.

☐	amendment to Schedule13D under Rule13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

FOR IMMEDIATE RELEASE
For More Information Contact:
Aberdeen Asset Management Inc.
Investor Relations
866-839-5205
InvestorRelations@aberdeen-asset.com

THE CHILE FUND, INC. ANNOUNCES DELAY OF TENDER OFFER TO APRIL 2010 COMMENCEMENT
(Philadelphia, March 22, 2010) – The Chile Fund, Inc. (NYSE AMEX: CH) (the “Fund”), a closed-end equity fund, announced today that its previously announced tender offer, which was anticipated to commence during the first quarter of 2010, will now commence on or prior to April 30, 2010.  The Board of Directors approved the delay in light of the tragic earthquake in Chile, as well as the transition within the Chilean government, each of which led to unanticipated delays in obtaining certain regulatory approvals.  As previously announced, the tender offer will be for 25% of the Fund’s common shares at a price equal to 99% of the net asset value per share.  The exact date within April for the commencement of the offer and the form of payment for tendered shares (cash or in-kind securities) remains to be determined.

This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund.  The Fund has not commenced the tender offer described in this release.  Any tender offer will be made only by an Offer for Repurchase or Offer to Purchase for Cash, a related Letter of Transmittal and other documents which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits to a tender offer statement on Schedule TO.  Holders of Fund shares should read these documents once they are filed and become available because they will contain important information about the tender offer.  These and other documents filed by the Fund, including the Fund’s annual report for the fiscal year ended December 31, 2009, will be available to investors for free both on the SEC’s website at http://www.sec.gov and from the Fund.  The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

The Fund is managed and advised by Aberdeen Asset Management Investment Services Limited.  The Fund’s shares trade on the NYSE AMEX under the symbol “CH”.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

If you wish to receive this information electronically, please contact InvestorRelations@aberdeen-asset.com
www.aberdeenCH.com # # # Aberdeen Asset Management Investment Services Limited is a registered investment adviser under the Investment Advisers Act of 1940.